Exhibit 99.3

Sheppard, Mullin, Richter & Hampton LLP 650 Town Center Drive, 10th Floor Costa Mesa, California 92626-1993 714.513.5100 main 714.513.5130 fax www.sheppardmullin.com

Joshua A. Dean 714.424.8292 direct jdean@sheppardmullin.com

February 23, 2023

VIA ELECTRONIC MAIL

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

afreedman@olshanlaw.com

Attention: Andrew Freedman, Esq.

Re:         Letters to Max Briggs, dated January 15, 2023 and February 21, 2023

Dear Mr. Freedman:

I am responding to the letters from your client, Driver Management Company, LLC, dated January 15, 2023 and February 21, 2023, addressed to Max Briggs, which Driver Management Company, LLC sent by email on February 16, 2023 and February 21, 2023, respectively, regarding Christopher Naghibi’s service on the board of directors of Friendly Hills Bancorp and a presumed borrowing relationship between a private individual and First Foundation Bank (the “Bank”). Mr. Briggs forwarded your client’s letters to us as regulatory counsel for the Bank and First Foundation Inc. (the “Company”).

Although it is the Company’s policy to keep the details of its internal employment discussions confidential, please be assured that the board of directors of the Company and the Bank (collectively, the “Board”) has in place thorough management candidate evaluation processes, which include extensive diligence of all members of the executive management team. Further, the Board’s Audit Committee evaluates potential conflicts of interest prior to the appointment of executive officer candidates and continues to evaluate any potential conflicts on an ongoing basis. Again, while the Company does not typically disclose the details of its processes and discussions regarding potential management candidates and personnel, the Company can confirm that the Board and the Audit Committee evaluated Mr. Naghibi in accordance with these procedures.

In your client’s letters, your client asserts that Mr. Naghibi’s simultaneous position with the Bank and Friendly Hills Bancorp appears to constitute a violation of the Depository Institution Management Interlocks Act (12 U.S.C. §§ 3201 et seq.) and the Board of Governors of the Federal Reserve System’s related rule (12 CFR § 212) (together, “Interlocks Rule”). However, your client has failed to consider the various exemptions to the Interlocks Rule, including the Small Market Share Exemption (12 CFR §§ 212.5 and 348.5) and the institutions’ market share information, which is publicly available.1 The Board evaluated the Interlocks Rule and its various exceptions, and concluded there was no violation of the Interlocks Rule.

Olshan Frome Wolosky LLP

February 23, 2023

With respect to any possible borrowing relationship between the Bank and any private individuals, the Bank’s policy is to keep the identities of all potential, current and past customers confidential to protect their privacy and personal information.

Very truly yours,

/s/ Joshua A. Dean

Joshua A. Dean

for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

cc:	Max Briggs, First Foundation Inc.

Matthew W. Moran, Vinson & Elkins L.L.P.

1 https://www.fdic.gov/bank/statistical/.